Mail Stop 3561

December 31, 2009

William L. Gipson, President and Chief Executive Officer
The Empire District Electric Company
602 S. Joplin Avenue
Joplin, MO 64801

   Re: The Empire District Electric Company
   Form 10-K for Fiscal Year Ended December 31, 2008
   Filed February 20, 2009
   Definitive Proxy Statement on Schedule 14A
   Filed March 6, 2009

Dear Mr. Gipson:

       We have reviewed your filings and have the following comments. You should comply
with the comments in all future filings, as applicable. Please confirm to us in writing that you
will do so, and also explain to us in sufficient detail for an understanding of the disclosure how
you intend to comply by providing us with your proposed revisions. If you disagree, we will
consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may
raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filings. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Earnings, page 33

   1. We note the non-GAAP presentation that reconciles your basic earnings per share
      between 2007 and 2008 on page 33 of your Form 10-K and similar disclosures in your
      subsequently filed Forms 8-K dated February 6, 2009, April 23, 2009, July 24, 2009 and
      October 23, 2009. With a view toward enhancing your disclosures, we believe you

should provide additional disclosures with respect to the following areas pursuant to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

We also refer you to guidance under Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Please confirm to us that you will provide these disclosures in future filings.

Liquidity and Capital Resources, page 54

2.   We note your disclosure that you "intend to issue equity and long-term debt in the near future to repay all or a portion of your short-term debt and to provide liquidity to fund your ongoing construction program and operations." Please note that Instruction 5 to Item 303(a) of Regulation S-K provides guidance for the discussion regarding your short and long-term sources of and needs for capital. We note from Codified FRC 501.03.a that generally, short-term liquidity covers cash needs up to twelve months into the future. Confirm for us whether your cash flows provided by operating activities will be sufficient to meet your cash needs for the next twelve months and tell us what consideration you gave in providing such disclosure in your filings.

3.   We note your operating cash flows discussion is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Your approach does not appear to help investors better understand the variability of your cash flows. When preparing the discussion and analysis of your cash flows, you should address the material changes and the underlying drivers behind the changes that affect the cash flows. As such, please provide a more relevant cash flow discussion in future filings. Refer to Section IV.B.1 of SEC Release No.33-8350.

Critical Accounting Policies

Goodwill, page 66

4.   We note the critical accounting policy and the related footnote disclosures regarding your goodwill valuation. These disclosures should provide investors with transparent information as well as management's insights and assumptions with regard to the recoverability of goodwill. In this regard, we note your conclusion that your goodwill was not impaired as of November 30, 2008; however, we also note your disclosures that "[w]hile management believes the assumptions utilized in our analysis were reasonable,

significant adverse developments in the gas segment in future periods or changes in the assumptions could negatively impact goodwill impairment considerations …". In this regard, please address the following comments.

- We note all of your goodwill relates to your 2006 Missouri Gas acquisition. We presume you recorded the entire amount within the gas reportable segment. If so, please clearly indicate this fact in your disclosure and identify the reporting unit(s) for the purpose of goodwill impairment testing.
- We note your disclosures in the third quarter Form 10-Q that the fair value of the gas segment was 10-15% higher than its carrying value as of November 30, 2008 and that it did not fail the step one test as of September 30, 2009. In that regard, please explain to us, and provide more detail in your disclosures, regarding the degree of uncertainty associated with your key assumptions in failing the step one test in the future.
- In addition, in light of the third quarter operating results discussion that the demand for gas was softening and there was a significant industrial customer loss in 2009, tell us and disclose how you expect these significant events and circumstances or other potential events and/or changes in circumstances that could reasonably negatively affect the key assumptions used in determining fair value.

Exhibit 31(a) and (b)

5. We note that you have used the phrase "annual report" throughout the certificate instead of the word "report" as is required by Item 601(b)(31)(i) of Regulation S-K. In future filings, please only refer to the "report." In addition, in the certificates filed with quarterly reports, please replace the words "quarterly report" with "report" throughout the certificate.

Definitive Proxy Statement Filed March 6, 2009

4. Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

Annual Cash Incentives, page 13

6. We note your indication on page 13 that no single performance measure is material to the compensation program overall, however, we also note that the overall amount of cash incentives granted to each named executive officer is not insignificant and, in fact, has increased over the last three fiscal years. In light of this trend, tell us what consideration you have given to disclosing the quantifiable metrics you outline on pages 13 and 14 or tell us why you continue to believe it is appropriate to omit these amounts. Refer to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or in his absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. You may contact Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the remaining comments. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director